Exhibit 99.4

PRESS RELEASE

Bahrain: TotalEnergies and Bapco Energies Launch BxT
Trading, a New Player in the Trading of Petroleum Products in
the Middle East

Paris/Manama, January 14, 2026 – TotalEnergies and Bapco Energies are launching BxT Trading, an equally owned trading joint venture backed by flows from Bapco Energies’ Refinery. The signing ceremony was witnessed yesterday by His Highness Shaikh Nasser bin Hamad Al Khalifa, Representative of His Majesty the King of Bahrain for Humanitarian Works and Youth Affairs and Chairman of Bapco Energies, and Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies in Abu Dhabi.

As a competitive new player in the Middle East, BxT Trading will support Bahrain’s oil industry by leveraging its downstream portfolio for maximizing value and broadening its access to global markets. Through this joint venture, Bapco Energies will benefit from TotalEnergies' global expertise in trading and will develop advanced trading, pricing, analysis, and risk management capabilities.

With BxT Trading, TotalEnergies is strengthening its trading position in the Middle East, where the Company already has trading activities, in addition to its international hubs in Houston, Geneva and Singapore. This new initiative enhances the trading teams’ responsiveness and agility, reinforcing their local footprint that enables them to better address regional specificities.

His Highness Shaikh Nasser bin Hamad Al Khalifa, Representative of His Majesty for Humanitarian Works and Youth Affairs and Chairman of Bapco Energies announced: “The launch of BxT Trading reflects the Kingdom’s commitment to forging long-term strategic partnerships with leading global energy companies. BxT Trading represents a strategic step forward for Bapco Energies and the Kingdom of Bahrain. Through this partnership with TotalEnergies, we are enhancing our global trading capabilities, strengthening our downstream value chain, and reinforcing Bahrain’s position as a competitive and trusted player in the international energy markets.”

Patrick Pouyanné, Chairman and CEO of TotalEnergies, stated: “We are happy about this new partnership with Bahrain and Bapco Energies, which strengthens our presence in the Middle East. BxT Trading reflects our long-standing commitment to act as a trusted partner in the region, dedicated to innovation, operational excellence and value creation.”

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About BxT Trading

BXT Trading is a joint venture between Bapco Energies and TotalEnergies, combining Bapco Energies’ deep local roots with TotalEnergies’ global trading expertise to create a platform that is both locally grounded and globally connected. Guided by the principle of energies in motion, BXT Trading is committed to enabling the efficient and reliable flow of energy products, with rigorous risk management, a commitment to operational excellence, and high HSSE standards. BXT Trading is set to deliver sustainable value to stakeholders while positioning the Kingdom of Bahrain as a trusted player in international energy markets.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 | ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).